DIANE D. DALMY
ATTORNEY AT LAW
8965 W. CORNELL PLACE
LAKEWOOD, COLORADO 80227
303.985.9324 (telephone)
303.988.6954 (facsimile)
email: ddalmy@earthlink.net

October 13, 2009

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: Yolanda Crittendon, Staff Accountant

Re:  1st Home Buy and Sell Ltd.
        Form 8-K/A, Item 4.01
        Filed October 1, 2009
        File no. 000-52936

To Whom It May Concern:

On behalf of 1st Home Buy and Sell Ltd., a Nevada corporation (the “Company”), we submit the following response which corresponds to the numerical comment contained in the Securities and Exchange Commission letter dated October 6, 2009 (the “SEC Letter”) regarding Amendment No. 1 to the Form 8-K (the “Current Report”).

1.  In accordance with the staff’s comments, please be advised that the Company intends to address any re-audit issues by having those certain fiscal year financial statements re-audited as required by Seale and Beers CPA, LLC.

Sincerely,

Diane D. Dalmy